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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Google Inc.

(Name of Issuer)
Class A Common Stock
Class B Common Stock

(Title of Class of Securities)
38259P508 (Class A Common Stock)
38259P607 (Class B Common Stock)

(CUSIP Number)
December 31, 2005

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-l(b)
     ☐ Rule 13d-l(c)
     ☑ Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 pages

CUSIP No.	38259P508 (Class A Common Stock) 38259P607 (Class B Common Stock)

1	NAME OF REPORTING PERSON Eric Schmidt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY BY OWNED BY SUCH REPORTING PERSON WITH		1,194,309 (1)

	6	SHARED VOTING POWER

11,506,780 (2)

	7	SOLE DISPOSITIVE POWER

1,194,309 (1)

	8	SHARED DISPOSITIVE POWER

11,506,780 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

12,701,089 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% of Class A Common Stock (3) (4) 13.6% of Class B Common Stock

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 1,194,309 shares of Class B Common Stock held directly by Mr. Schmidt. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2) Includes (i) 25,361 shares of Class A Common Stock and 8,532,086 shares of Class B Common Stock held by The Schmidt Family Living Trust, of which Mr. Schmidt is a co-trustee and (ii) 7,911 shares of Class A Common Stock and 2,941,422 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner.
(3) Includes collectively those shares of Class A Common Stock and Class B Common Stock described in footnotes (1) and (2) above.
(4) Assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

Page 2 of 7 pages

CUSIP No.	38259P508 (Class A Common Stock) 38259P607 (Class B Common Stock)

1	NAME OF REPORTING PERSON The Schmidt Family Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

N/A

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY BY OWNED BY SUCH REPORTING PERSON WITH		0

	6	SHARED VOTING POWER

11,506,780 (5)

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

11,506,780 (5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

11,506,780 (5)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4% of Class A Common Stock (5) (6) 12.3% of Class B Common Stock

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(5) Includes (i) 25,361 shares of Class A Common Stock and 8,532,086 shares of Class B Common Stock held by The Schmidt Family Living Trust, of which Mr. Schmidt is a co-trustee and (ii) 7,911 shares of Class A Common Stock and 2,941,422 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(6) Assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

Page 3 of 7 pages

Item 1.
(a)	Name of Issuer:

Google Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1600 Amphitheatre Parkway, Mountain View, CA 94043
Item 2.
(a)	Name of Person Filing:

Eric Schmidt

The Schmidt Family Living Trust

(b)	Address of Principal Business Office or, if none, Residence:

c/o Google Inc., 1600 Amphitheatre Parkway, Mountain View, CA 94043

(c)	Citizenship:

Eric Schmidt United States of America

The Schmidt Family Living Trust N/A

(d)	Title of Class of Securities:

Class A Common Stock and Class B Common Stock

(e)	CUSIP Number:

38259P508 (Class A Common Stock)

38259P607 (Class B Common Stock)
Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Page 4 of 7 pages

Item 4. Ownership.
     Aggregate number and percentage of the class of securities of Google Inc. held by the reporting persons.
     Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the reporting person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 203,335,233 shares of Class A Common Stock and 92,995,411 shares of Class B Common Stock outstanding at December 31, 2005.

			Class A	Class B
(a	)	Amount beneficially owned:
		Eric Schmidt (1)	12,701,089	12,667,817
		The Schmidt Family Living Trust (2)	11,506,780	11,473,508
(b	)	Percent of class:
		Eric Schmidt (1)	5.9%	13.6%
		The Schmidt Family Living Trust (2)	5.4%	12.3%
(c	)	Number of shares as to which the person has:
		(i) Sole power to vote or to direct the vote
		Eric Schmidt (1)	1,194,309	1,194,309
		The Schmidt Family Living Trust (2)	0	0
		(ii) Shared power to vote or to direct the vote
		Eric Schmidt (1)	11,506,780	11,473,508
		The Schmidt Family Living Trust (2)	11,506,780	11,473,508
		(iii) Sole power to dispose or to direct the disposition of
		Eric Schmidt (1)	1,194,309	1,194,309
		The Schmidt Family Living Trust (2)	0	0
		(iv) Shared power to dispose or to direct the disposition of
		Eric Schmidt (1)	11,506,780	11,473,508
		The Schmidt Family Living Trust (2)	11,506,780	11,473,508

(1)	Includes (i) 25,361 shares of Class A Common Stock and 8,532,086 shares of Class B Common Stock held by The Schmidt Family Living Trust, of which Mr. Schmidt is a co-trustee and (ii) 7,911 shares of Class A Common Stock and 2,941,422 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner.

(2)	Includes 7,911 shares of Class A Common Stock and 2,941,422 shares of Class B Common Stock held by Schmidt Investments, L.P., of which The Schmidt Family Living Trust is the sole general partner.

Page 5 of 7 pages

Item 5. Ownership of Five Percent or Less of a Class
     Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     Not applicable.

Page 6 of 7 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

Date

/s/ Eric Schmidt

Signature

The Schmidt Family Living Trust

February 13, 2008

Date

/s/ Eric Schmidt

Signature

Eric Schmidt, Co-Trustee

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 7 of 7 pages